Exhibit 99.1

Alpha Tau Announces Appointment of Maya Netser to its Board of Directors; Board Member Meir Jakobsohn Stepping Down, Staying on as Advisor

JERUSALEM, December 17th,2024-- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW), ("Alpha Tau" or the "Company"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that following its Annual General Meeting of Company shareholders in Jerusalem, Ms. Maya Netser has been appointed to the Company’s Board of Directors (“Board”). Mr. Meir Jakobsohn is completing his term on the Board, having decided not to pursue re-election, but will continue to serve the Company in an advisory capacity.

“I am delighted to welcome Maya to the Board,” said Company CEO and Chairman of the Board Mr. Uzi Sofer. “Maya brings a wealth of experience and a keen understanding of the industry from her many years of corporate leadership and advisory. She joins us as the Company is at an exciting strategic inflection point, undertaking a highly promising expansion into the treatment of internal organs. I am sure that Maya will be a wonderful partner in our mission to raise the standard of care for cancer patients worldwide.”

“I am so pleased to join Alpha Tau’s Board of Directors,” commented Ms. Netser. “I have been following the Company’s achievements with great interest and am eager to bring my life sciences and business development skills to help the Company continue to meet its extraordinary potential.”

Ms. Netser has over 25 years of experience as a C-level technology company leader, board member, investor, advisor, and law firm partner. Ms. Netser is the founder and Managing Partner of Quantum Leap VC, an early-stage fund focused on quantum technologies. Previously, Ms. Netser served as CEO of Cabaret Biotech, an Israeli CAR-T immunotherapy company based on Professor Zelig Eshhar’s pioneering inventions in cancer immunotherapy. Under her leadership, Cabaret successfully commercialized its IP, culminating in a high-profile acquisition by Kite Pharma and Gilead Sciences.

She previously served as COO and board member of Voyager Labs, an AI-based technology company that enables organizations to extract granular actionable insights from unstructured data. She was responsible for corporate business development, finance, human resources, legal, and investor relations.

Ms. Netser also has over 20 years of corporate and IP legal experience. From 2006-2015, she was a Partner at the law firm Herzog, Fox, and Neeman, where she established and led the firm’s technology practice, growing her team to 30 lawyers.

Ms. Netser holds an LL.B and an MBA from Tel Aviv University. She is also a member of the Israeli National Team of Directors.

In addition, the Company announced that Mr. Meir Jakobsohn has completed his term as a Board member but will continue to serve an advisory role to the Company.

“Meir has been a long-standing and deeply valued Board member who has contributed greatly to Alpha Tau’s success,” said Mr. Sofer. “I thank him for his many years of excellent service and I look forward to continuing to receive his wise counsel as a Company advisor.”

“Due to other commitments, I have decided not to seek re-election as a member of Alpha Tau’s Board,” Mr. Jakobsohn remarked. “It has been a privilege to have been a part of the Company’s extremely impressive growth from a small start-up to a public company with a highly advanced and sophisticated strategic pipeline. I wish Uzi and the Company the best of luck, and I am pleased to be able to stay connected with the Company as an advisor.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT ®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com